# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Diameter Credit Co, CIK 0001916099
CUSIP: 000000000
Title of class of securities: Common Shares, $0.001 par value per share
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001011438-24-000605
Filed by CIK 0001569709

## Reporting persons
- ICONIQ Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,437,672; shared voting power 0; sole dispositive power 1,437,672; shared dispositive power 0; aggregate amount beneficially owned 1,437,672 (6.3% of the class)
- ICONIQ Capital Group, L.P.: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,437,672; shared voting power 0; sole dispositive power 1,437,672; shared dispositive power 0; aggregate amount beneficially owned 1,437,672 (6.3% of the class)
- ICONIQ Capital Group GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 1,437,672; shared voting power 0; sole dispositive power 1,437,672; shared dispositive power 0; aggregate amount beneficially owned 1,437,672 (6.3% of the class)
- Makan Divesh: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 1,437,672; shared voting power 0; sole dispositive power 1,437,672; shared dispositive power 0; aggregate amount beneficially owned 1,437,672 (6.3% of the class)

## Item 1. Issuer
Name of issuer: Diameter Credit Co
Address of issuer's principal executive offices: 55 Hudson Yards, 29th Floor, New York, New York, 10001

## Item 2. Person Filing
Name of person filing: ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital"), is the investment manager to BB Holdings BD LP ("Fund"). ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Group"), is the sole member of ICONIQ Capital. ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Group GP"), is the general partner of ICONIQ Group. Divesh Makan, a citizen of the United States ("Makan"), is the sole member of ICONIQ Group GP (together with ICONIQ Capital, ICONIQ Group and ICONIQ Group GP, the "Reporting Persons").
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o ICONIQ Capital, 50 Beale Street, Suite 2300, San Francisco, CA 94105.
Citizenship: (i) ICONIQ Capital is a Delaware limited liability company, (ii) ICONIQ Group is a Delaware limited partnership, (iii) ICONIQ Group GP is a Delaware limited liability company, and (iv) Mr. Makan is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: ICONIQ Capital may be deemed to beneficially own 1,437,672 shares of Common Shares, $0.001 par value per share ("Common Stock"), held by the Fund. ICONIQ Group may be deemed to beneficially own 1,437,672 shares of Common Stock, beneficially owned by ICONIQ Capital. ICONIQ Group GP may be deemed to beneficially own 1,437,672 shares of Common Stock, beneficially owned by ICONIQ Group. Makan may be deemed to beneficially own 1,437,672 shares of Common Stock, beneficially owned by ICONIQ Group GP.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.3% of the shares of Common Stock, based on 16,167,157 shares of Common Stock outstanding as of November 7, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission ("SEC") on November 7, 2024, plus 6,693,312 shares of Common Stock issued on November 12, 2024 and December 16, 2024, as reported in the Issuer's Form 8-K filed with the SEC on December 19, 2024.
Sole power to vote or to direct the vote: 1,437,672
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,437,672
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Capital, LLC: /s/ Divesh Makan, Divesh Makan / Authorized Person of ICONIQ Capital Group GP, LLC, the General Partner of ICONIQ Capital Group, LLC, its sole member (02/11/2025)
- ICONIQ Capital Group, L.P.: /s/ Divesh Makan, Divesh Makan / Authorized Person of ICONIQ Capital Group GP, LLC, its General Partner (02/11/2025)
- ICONIQ Capital Group GP, LLC: /s/ Divesh Makan, Divesh Makan / Authorized Person (02/11/2025)
- Makan Divesh: /s/ Divesh Makan, Divesh Makan / Self (02/11/2025)